Exhibit 4.7

STANDARD TERMS AND CONDITIONS OF NON-EXECUTIVE DIRECTORS

The standard terms and conditions of Non-executive Directors of:-

1.	The Royal Bank of Scotland Group plc;

2.	The Royal Bank of Scotland plc; and

3.	National Westminster Bank Plc

(together “the Companies”) are as follows:-

1. Appointment

Each director is required to stand for re-election by shareholders at each Annual General Meeting of each of the Companies. A director’s appointment is also contingent on satisfactory performance.

For appointments after 1 January 2017, non-executive directors are appointed for an initial term of 3 years (subject to annual re-election in line with the UK Corporate Governance Code), at the end of which the director is subject to a formal assessment by the Group Nominations & Governance Committee. The director may then serve a second 3 year term if his or her performance has been satisfactory. A second formal review takes place at the end of the second 3 year term following which the director will either step down from the board or be re-appointed on a 12 month term (subject to an overall maximum tenure of 9 years).

2. Termination

A director’s appointment may be terminated by either the director or the Companies giving written notice to the other, such notice to take immediate effect.

In the event that a director’s re-election is not approved by shareholders, his or her appointment will terminate automatically with immediate effect.

3. Time Commitment

Directors are required to devote such time as is necessary to fulfil their roles including preparation for and attendance at the board meetings of the Companies, Annual General and any other General Meetings of the Companies and the annual board strategy offsite.

4. Role

Principal responsibilities and duties are set out in each director’s role profile. Directors must also have regard to the general duties of directors as set out in the Companies Act 2006 Act, including the duty to promote the success of the company.

5. Regulatory Requirements

Directors must comply with all applicable regulatory requirements and must remain fit and proper to perform the role of a non-executive director and any applicable Senior Manager Functions in line with the PRA and FCA's regulatory requirements. Directors must report any matter that may impact his or her ongoing fitness and propriety promptly to the Companies and the regulators.

6. Remuneration

Non-executive directors will be paid a fee of £72,500 per annum, which covers membership of all relevant boards. Additional fees will be paid in respect of any committee membership(s) and/or chairmanship(s) the director may assume.

Directors will be reimbursed for all reasonable and properly documented expenses incurred in performing his or her duties.

7. Outside Interests

Directors need to seek the agreement of the boards before accepting any additional commitments that might affect the time he or she is able to devote to his or her role. Directors must notify the Chief Governance Officer and Board Counsel as early as possible if they are contemplating any additional appointments.

Directors must also comply with the regulatory limits imposed by the Capital Requirements Directive on the number of directorships they are able to hold.

In the event that a director becomes aware of any actual or potential conflicts of interest (including any relevant interests in transactions), these should be disclosed to the Chief Governance Officer and Board Counsel as soon as they are apparent to the director. This is to enable such conflicts to be authorised or noted, as applicable, by the boards in accordance with the Companies Act 2006.

8. Confidentiality and return of and access to information

All information acquired during a director’s appointment is confidential to the Companies and should not be released, disclosed or communicated, either during the director’s appointment or following termination of the appointment to third parties without prior written clearance from the board.

Directors are required to hold and retain the Companies’ information securely and, on termination of his or her appointment, must return all documents, records, papers or other property which relate in any way to the business affairs of the Companies.

9. Review Process

The performance of individual directors is reviewed annually as part of the board evaluation exercise, which reviews the performance of individual directors, the board as a whole and its committees.

10. Insurance

Subject to legislative provisions, directors will be entitled to be indemnified out of the assets of the Group against all costs and liabilities incurred by them in the execution of their duties.

The Group has in place directors’ and officers’ liability insurance and intends to maintain such cover for the full term of directors’ appointments.

11. Independent Professional Advice

Directors may take independent professional advice in relation to their duties with the reasonable costs of any independent advice obtained being reimbursed by the Companies.

12. Dealing in Securities / Investments

Directors are subject to the RBS Personal Account Dealing Policy in respect of any dealing in RBS securities.